UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: November 18, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Completion of Merger

Guangzhou, China, November 18, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated June 8, 2015 (the “Merger Agreement”), among the Company, Sunflower Parent Limited (the “Parent”) and Sunflower Merger Sub Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on November 16, 2015, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (the “Shares”) was cancelled and ceased to exist in exchange for the right to receive US$0.81667 in cash without interest and net of any applicable withholding taxes, and each American depositary share of the Company (the “ADS”), representing six class A ordinary shares of the Company, was cancelled in exchange for the right to receive US$4.90 in cash without interest and net of any applicable withholding taxes, except for (a) the Shares held by Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited and the Shares held by the Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the effective time of the merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the ‘‘Dissenting Shares’’), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Company has transferred the full merger consideration through bank wire by China Merchants Bank Co., Ltd to the paying agent on November 17, 2015. Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration will be made to ADS holders as soon as practicable after JPMorgan Chase Bank, N.A., Depositary, the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended beginning at the close of business on November 17, 2015 (U.S. Eastern time). The Company requested that NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Sungy Mobile Limited (http://www.gomo.com)

Sungy Mobile Limited (Nasdaq: GOMO) is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

ICR, Inc.

Vera Tang

Tel: +1-646-417-5388

Email: IR@gomo.com

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